CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES
LONG TERM FIXED RATE PERIOD EMPLOYMENT WITH PROFIT SHARE ARRANGEMENTS
FOR THREE OF ITS CRUDE TANKER VESSELS
Athens, Greece — October 20, 2011 — Capital Product Partners L.P. (NASDAQ: CPLP) (“CPLP” or the “Partnership”) today announced that it has secured long term fixed rate time charter employment with profit share arrangements for one of its VLCCs and two of its Suezmaxes currently trading in the spot market.
In particular, the M/T ‘Alexander The Great’ (297,958 dwt, built 2010 Universal Shipbuilding Corp.), the M/T ‘Amoureux’(150,393 dwt, built 2008 Universal Shipbuilding Corp.) and the M/T ‘Aias’ (150,096 dwt, built 2008 Universal Shipbuilding Corp.) have all secured employment with the Partnership’s sponsor, Capital Maritime & Trading Corp. (‘CMTC’) for a maximum charter term of up to 3 years.
The M/T ‘Alexander The Great’ will be earning a gross daily charter rate of $28,000 per day plus 50/50 profit share on actual earnings settled every 6 months for the first 12 months of its time charter to CMTC. CMTC has the option to extend the time charter employment for a second year at $34,000 per day and for a third year at $38,000 per day with the same profit share arrangements.
The M/T ‘Aias’ and the M/T ‘Amoureux’ will be earning a gross daily charter rate of $20,000 per day plus 50/50 profit share on actual earnings settled every 6 months for the first 12 months of their time charter to CMTC. CMTC has the option to extend the time charter employment for a second year at $24,000 per day and for a third year at $28,000 per day with the same profit share arrangements.
The Conflicts Committee of the Partnership has unanimously approved the above mentioned charters.
All three vessels are expected to be delivered to CMTC under their respective time charter employment in the course of October/November 2011.
Management Commentary
Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: “We are pleased to announce the long term fixed rate period employment for three of our five spot crude tanker vessels, shortly after the successful completion of the merger with Crude Carriers Corp. This is consistent with the Partnership’s business model of long term charter coverage for our fleet. We intend to also fix our remaining two crude tanker vessels in the coming months as opportunities arise, in order to reduce the Partnership’s remaining crude spot market exposure.”
“The profit share arrangements we have secured for all three vessels is an important feature of these charters, as it allows the Partnership to benefit from a recovery in the crude tanker spot market going forward and enhance future distribution growth.”
“Following the commencement of the announced charters, the Partnership’s charter coverage of total fleet days is estimated to stand at 64% for 2012. We have positioned a number of our product tankers to open during the coming 12 months, given the favorable product tanker market fundamentals that we are likely to see. The average remaining charter duration of our fleet stands at 5.2 years, assuming that CMTC will exercise its extension options for all three vessels.”

Updated Fleet Employment Profile as of October 20, 2011
Below is a table displaying our existing vessels, along with their present employment:

Vessel Name	Charter Type[1] & Expiry		Profit Share Above
(Year Built / DWT)	of Charter[2]	Daily Charter Rate (Gross)	Charter Rate	Charterer[3]
Alexander the Great (2010 / 297,958)	TC / Nov-14	$28,000/ $34,000/ $38,000[4]	50/50 on Actual Earnings	CMTC

Achilleas (2010 / 297,863)	Voyage	—	—	UNIPEC

Miltiadis M II (2006 /162,397)	Voyage	—	—	SHELL

Amore Mio II (2001 / 159,982)	TC / Feb-12	$25,316	—	CMTC

Amoureux (2008 / 150,393)	TC / Nov-14	$20,000 / $24,000 / $28,000[5]	50/50 on Actual Earnings	CMTC

Aias (2008 /150,096)	TC / Nov-14	$20,000 / $24,000 / $28,000[5]	50/50 on Actual Earnings	CMTC

Ayrton II (2009 /51,260)	TC / May-12	$22,000	50/50 For Breaching IWL	BP

Alexandros II6 (2008 / 51,258)	BB/ Feb-18	$13,000	—	OSG

Agamemnon II (2008 / 51,238)	TC / Feb-12	$22,278	50/50 For Breaching IWL	BP

Aristotelis II6 (2008 /51,226)	BB / Jul-18	$13,000	—	OSG

Aris II6 (2008 / 51,218)	BB / Sep-18	$13,000	—	OSG

Axios (2007 /47,872)	TC / Mar-12	$13,500	50/50 For Breaching IWL	PTRB

Assos[7] (2006 / 47,872)	BB / May-14	$16,825	—	ARR

Avax (2007 / 47,834)	TC / Jun-12	$14,000	50/50 For Breaching IWL	CMTC

Atrotos[7] (2007 / 47,786)	TC / May-14	$16,825	—	ARR

Vessel Name	Charter Type[1] & Expiry		Profit Share Above
(Year Built / DWT)	of Charter[2]	Daily Charter Rate (Gross)	Charter Rate	Charterer[3]
Anemos I (2007 /47,782)	TC / Oct-13	$14,700	—	PTRB

Apostolos (2007/ 47,782)	TC / Nov-12	$14,000	50/50 For Breaching IWL	BP

Akeraios (2007 / 47,781)	TC / Aug-12	$14,000	50/50 For Breaching IWL	CMTC

Atlantas[8] (2006 / 36,760)	BB / May-14	$13,500	—	BP

Agisilaos (2006 /36,760)	TC / Sep-12	$13,500	50/50 For Breaching IWL	CMTC

Aktoras[8] (2006 / 36,759)	BB / Aug-14	$13,500	—	BP

Aiolos[8] (2007 / 36,725)	BB / Apr-15	$15,190[9]	—	BP

Arionas (2006 / 36,725)	TC / Nov-12	$13,800	50/50 For Breaching IWL	CMTC

Alkiviadis (2006 / 36,721)	TC / Jul-12	$13,000	50/50 For Breaching IWL	CMTC

Attikos (2005 /12,000)	Voyage	—	—	TRF

Aristofanis (2005 / 12,000)	Voyage	—	—	TRF

DRY BULK VESSEL

Cape Agamemnon (2010 / 179,221)	TC / Jun-20	$53,100[10]	—	COSCO Group
FOOTNOTES

[1]	TC: Time Charter, BB: Bareboat Charter, Voyage: Vessel is currently trading in the spot market.

[2]	Latest redelivery date including charter duration extension options.

[3]	BP: BP Shipping Limited. OSG: certain subsidiaries of Overseas Shipholding Group Inc. CMTC: Capital Maritime & Trading Corp. (our Sponsor). PTRB: Petroleo Brasileiro S.A. (Petrobras). ARR: Arrendadora Ocean Mexicana, S.A. de C.V. TRF: Trafigura. COSCO Group: Cosco Bulk Carrier Co. Ltd.

[4]	The M/T ‘Alexander The Great’ will be earning for the first 12 months of its time charter to CMTC a gross daily charter rate of $28,000 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC has the option to extend the time charter employment for a second year at $34,000 per day and for a third year at $38,000 per day with the same profit share arrangements.

[5]	The M/T ‘Aias’ and ‘Amoureux’ will be earning for the first 12 months of their time charter to CMTC a gross daily charter rate of $20,000 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC has the option to extend the time charter employment for a second year at $24,000 per day and for a third year at $28,000 per day with the same profit share arrangements.

[6]	For the duration of the BC these vessels have been renamed: Overseas Serifos, Overseas Sifnos and Overseas Kimolos. OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the relevant year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

[7]	For the duration of the TC these vessels have been renamed M/T El Pipila and M/T Insurgentes. ARR has subsequently delivered these vessels to Petroleos Mexicanos (Pemex).

[8]	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.

[9]	From March 2012 the daily charter rate will be $13,500.

[10]	The gross charter rate is $53,100 per day until July 2015 and from July 2015 until the end of the term $33,100 gross per day
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
Forward-Looking Statements:
The statements in this press release that are not historical facts, including our expectations regarding the employment dates, delivery dates, charter duration and gross daily charter rates for our vessels, timing during which we will charter our remaining two crude carrier vessels, expected fleet coverage for 2012 and remaining average charter duration as well as our expectations regarding the result of the profit share arrangements we have entered into and expectations regarding our quarterly distributions, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.
CPLP-F

Contact Details: Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com